

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

December 10, 2025

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
         Amendment No. 99 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 99 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and an amended Exhibit J to reflect Officer changes, pursuant to Securities Exchange Act of 1934 Rule 6a-2(a).

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment.

This Amendment is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Chris Zaremba
General Counsel

cc: Johnna Dumler
         TM-Marketsupervision@sec.gov
         Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 12/10/2025	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

    101 Arch Street, Suite 610, Boston, MA 02110

    25004948

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

    617-235-2102   617-235-2253

        (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

    Chris Zaremba   General Counsel   617-235-2102

        (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

    Chris Zaremba

    101 Arch Street, Suite 610

    Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010   (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/10/2025   BOX Exchange LLC
        (MM/DD/YY)   (Name of applicant)

By: _____   Chris Zaremba, General Counsel
        (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 10 day of December, 2025 by Alyssa Schwartz
                                                    (Month)   (Year)   (Notary Public)

My Commission expires 5/25/29 County of Suffolk   State of Massachusetts

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



BOX EXCHANGE LLC

AMENDMENT No. 99
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 99. The Form 1 application is not being modified in any respect other than to the extent set forth below.



Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Response:

1. Officers:

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

- Tony McCormick, Chief Executive Officer, Commencement: April 28, 2011, Ratification: May 22, 2024
- Lisa Fall, President, Chief Legal Officer, and Secretary, Commencement: April 28, 2011, Ratification: May 22, 2024, and Chief Operating Officer, Commencement: May 21, 2025
- Jamie Alano, Chief Regulatory Officer, Commencement: April 17, 2025
- Rich Hadley, Chief Financial Officer, Commencement January 1, 2021, Ratification: May 22, 2024
- Marguerite Donovan, Chief Market Supervision Officer, Officer designation approved by the Board May 22, 2024, Ratification: May 22, 2024
- Chris Zaremba, General Counsel, Commencement: May 22, 2024, Ratification: May 22, 2024



- Jason Mandryk, Chief Technology Officer, Commencement July 25, 2024, and Chief Information Security Officer, Commencement: April 17, 2025
- Kristin Tierney, Chief Risk Officer, Commencement December 10, 2025